Exhibit 99.1

Jupai Reports Fourth Quarter and Full Year 2021 Results

SHANGHAI — March 29, 2022 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the fourth quarter of 2021 and the full year ended December 31, 2021.

FOURTH QUARTER 2021 AND FULL YEAR 2021 FINANCIAL HIGHLIGHTS

●

Net revenues in the fourth quarter of 2021 were RMB70.4 million, a decrease of 28.2% from RMB98.0 million in the corresponding period in 2020. For the full year 2021, net revenues were RMB359.1 million, a decrease of 7.5% from RMB388.2 million in 2020.

For the quarter ended December 31
(RMB '000, except percentages)	Q4 2020	Q4 2020%	Q4 2021	Q4 2021%	YoY Change %
One-time commissions	38,576	39.4%	16,161	23.0%	-58.1%
Recurring management fees	17,602	18.0%	29,936	42.5%	70.1%
Recurring service fees	41,829	42.6%	24,317	34.5%	-41.9%
Total net revenues	98,007	100.0%	70,414	100.0%	-28.2%

For the full year ended December 31
(RMB '000, except percentages)	FY 2020	FY 2020%	FY 2021	FY 2021%	YoY Change %
One-time commissions	162,152	41.8%	141,700	39.5%	-12.6%
Recurring management fees	97,992	25.2%	102,463	28.5%	4.6%
Recurring service fees	128,028	33.0%	114,891	32.0%	-10.3%
Total net revenues	388,172	100.0%	359,054	100.0%	-7.5%

●

Loss from operations in the fourth quarter of 2021 was RMB18.9 million, as compared to income from operations of RMB6.6 million from the corresponding period in 2020. For the full year 2021, loss from operations was RMB1.2 million, as compared to loss from operations of RMB34.4 million in 2020.

●

Net loss attributable to ordinary shareholders in the fourth quarter of 2021 was RMB240.3 million, as compared to net income attributable to ordinary shareholders of RMB2.0 million from the corresponding period in 2020. For the full year 2021, net loss attributable to ordinary shareholders was RMB267.9 million, as compared to net loss attributable to ordinary shareholders of RMB31.4 million in 2020.

●

Adjusted net loss attributable to ordinary shareholders (non-GAAP1) in the fourth quarter of 2021 was RMB18.6 million, as compared to adjusted net income attributable to ordinary shareholders of RMB2.3 million from the corresponding period in 2020. For the full year 2021, adjusted net loss attributable to ordinary shareholders was RMB8.0 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB27.8 million in 2020.

FOURTH QUARTER AND FULL YRAR 2021 OPERATIONAL UPDATES

●	Total number of active clients[2] for the full year 2021 was 1,248, as compared to 1,700 active clients in 2020.
●

The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2021 was RMB0.6 billion, a 50.1% decrease from the corresponding period in 2020. For the full year 2021, the aggregate value of wealth management products distributed by the Company was RMB6.2 billion, a 3.3% decrease from RMB6.5 billion in 2020.

[1]	Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and loss on litigation.
[2]	“Active clients” for a given period refer to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Twelve months ended
	December 31, 2020		December 31, 2021		December 31, 2020		December 31, 2021
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	833	72%	13	2%	4,116	64%	4,027	65%
Private equity products	14	1%	18	3%	1,017	16%	344	5%
Secondary market equity fund products	281	24%	512	88%	1,173	18%	1,616	26%
Other products	35	3%	37	7%	147	2%	253	4%
All products	1,163	100%	580	100%	6,453	100%	6,240	100%

●	Jupai’s coverage network as of December 31, 2021 included 22 client centers covering 22 cities, as compared to 31 client centers covering 30 cities as of December 31, 2020.
●	Total assets under management[3] as of December 31, 2021 were RMB31.3 billion, as compared to RMB33.8 billion as of December 31, 2020.

Assets under management – breakdown by product type

	As of
	December 31, 2020		December 31, 2021
Product type	(RMB in millions, except percentages)
Fixed income products	10,149	30%	9,667	31%
Private equity products	21,549	64%	19,028	61%
Secondary market equity fund products	968	3%	1,475	5%
Other products	1,163	3%	1,152	3%
All products	33,829	100%	31,322	100%

“As the awareness of common prosperity in China deepens, Jupai’s asset allocation will continue to change as we will focus on areas that we believe to be more sustainable,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “We look forward to sharing opportunities for growth in this new phase with our investors.”

“In the fourth quarter of 2021, we continued to focus on product upgrades and transformation with secondary market equity funds accounting for 88.2% of the aggregate value of wealth management products distributed during the quarter,” said Ms. Min Liu, Jupai’s chief financial officer. “Looking ahead, we will continue to implement our ‘Precise Key Client Customization’ strategy to meet the diversified wealth management needs of investors.”

[3]

“Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

FOURTH QUARTER AND FULL YEAR 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2021 were RMB70.4 million, a 28.2% decrease from RMB98.0 million in the corresponding period in 2020, primarily due to decreases in one-time commissions and recurring service fees. Net revenues were RMB359.1 million for the full year 2021, a decrease of 7.5% from RMB388.2 million in 2020.

●

Net revenues from one-time commissions for the fourth quarter of 2021 were RMB16.2 million, a 58.1% decrease from RMB38.6 million in the corresponding period in 2020. For the full year 2021, net revenues from one-time commissions were RMB141.7 million, a decrease of 12.6% from RMB162.2 million in 2020, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company.

●

Net revenues from recurring management fees for the fourth quarter of 2021 were RMB29.9 million, a 70.1% increase from RMB17.6 million in the corresponding period in 2020. RMB8.7 million and RMB1.9 million carried interest was recognized as part of Jupai’s recurring management fees in the fourth quarter of 2021 and 2020, respectively. For the full year 2021, net revenues from recurring management fees were RMB102.5 million, a 4.6% increase from RMB98.0 million in 2020. RMB10.6 million and RMB13.7 million carried interest was recognized as part of Jupai’s recurring management fees for the full year 2021 and 2020 respectively, primarily due to the change in product mix.

●

Net revenues from recurring service fees for the fourth quarter of 2021 were RMB24.3 million, a 41.9% decrease from RMB41.8 million in the corresponding period in 2020. The Company recognized RMB7.0 million and RMB3.3 million variable performance fees in the fourth quarter of 2021 and 2020, respectively. For the full year 2021, net revenues from recurring service fees were RMB114.9 million, a 10.3% decrease from RMB128.0 million in 2020. The Company recognized RMB31.8 million and RMB10.6 million variable performance fees for the full year 2021 and 2020 respectively, primarily because the Company provided ongoing services to less product suppliers.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2021 were RMB89.3 million, a decrease of 2.3% from RMB91.4 million in the corresponding period in 2020. For the full year 2021, operating costs and expenses were RMB360.2 million, a decrease of 14.8% from RMB422.6 million in 2020.

●

Cost of revenues for the fourth quarter of 2021 was RMB34.2 million, a decrease of 14.3% from RMB39.9 million in the corresponding period in 2020. For the full year 2021, cost of revenues was RMB156.1 million, a decrease of 24.1% from RMB205.6 million in 2020, which was primarily due to decrease in headcount of wealth management advisors and client managers.

●

Selling expenses for the fourth quarter of 2021 were RMB31.1 million, an increase of 72.2% from RMB18.1 million in the corresponding period in 2020. For the full year 2021, selling expenses were RMB90.1 million, an increase of 6.1% from RMB84.9 million in 2020, primarily due to the increase in marketing and promotion activities.

●

General and administrative expenses for the fourth quarter of 2021 were RMB24.0 million, a decrease of 38.9% from RMB39.3 million in the corresponding period in 2020. For the full year 2021, general and administrative expenses were RMB119.5 million, a decrease of 22.3% from RMB153.7 million in 2020. Those decreases were mainly due to continuous improvement in operating efficiency.

●

Government subsidies received by the Company for the fourth quarter of 2021 was RMB14.1 thousand, a decrease of 99.8% from RMB5.9 million in the corresponding period in 2020. For the full year 2021, government subsidies were RMB5.4 million, a decrease of 75.0% from RMB21.6 million in 2020. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the fourth quarter of 2021 was negative 26.8% (-26.8%), as compared to 6.8% for the corresponding period in 2020. For the full year 2021, operating margin was negative 0.3% (-0.3%), compared to negative 8.9% (-8.9%) for 2020.

Income tax expenses for the fourth quarter of 2021 were RMB1.7 million, as compared to RMB41.1 thousand from the corresponding period in 2020. For the full year 2021, income tax expenses were RMB2.3 million, as compared to RMB0.8 million in 2020, primarily due to an increase in taxable income.

Net Income

●	Net Income
●

Net loss attributable to ordinary shareholders for the fourth quarter of 2021 was RMB240.3 million, as compared to net income attributable to ordinary shareholders of RMB2.0 million from the corresponding period in 2020. For the full year 2021, net loss attributable to ordinary shareholders was RMB267.9 million, as compared to RMB31.4 million in 2020.

●

Net margin attributable to ordinary shareholders for the fourth quarter of 2021 was negative 341.3% (-341.3%), as compared to 2.0% from the corresponding period in 2020. For the full year 2021, net margin attributable to ordinary shareholders was negative 74.6% (-74.6%), compared to negative 8.1% (-8.1%) for 2020.

●

Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the fourth quarter of 2021 was RMB7.30 and RMB7.30, respectively, as compared to net income attributable to ordinary shareholders per basic and diluted ADS of RMB0.06 and RMB0.06, respectively, from the corresponding period in 2020. For the full year 2021, net loss attributable to ordinary shareholders per basic and diluted ADS was RMB8.08 and RMB8.08, respectively, as compared to RMB0.94 and RMB0.94, respectively, for 2020.

●	Adjusted Net Income (non-GAAP)
●

Adjusted net loss attributable to ordinary shareholders (non-GAAP) for the fourth quarter of 2021 was RMB18.6 million, as compared to adjusted net income attributable to ordinary shareholders of RMB2.3 million from the corresponding period in 2020. For the full year 2021, adjusted net loss attributable to ordinary shareholders was RMB8.0 million, as compared to RMB27.8 million from 2020.

●

Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the fourth quarter of 2021 was negative 26.5% (-26.5%), as compared to 2.3% from the corresponding period in 2020. For the full year 2021, adjusted net margin attributable to ordinary shareholders was negative 2.2% (-2.2%), as compared to negative 7.2% (-7.2%) for 2020.

●

Adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) for the fourth quarter of 2021 was RMB0.57, as compared to adjusted net income attributable to ordinary shareholders per diluted ADS (non-GAAP) of RMB0.07 from the corresponding period in 2020. For the full year 2021, adjusted net loss attributable to ordinary shareholders per diluted ADS was RMB0.24, as compared to RMB0.83 for 2020.

Repurchase of Shares

As of February 25, 2022, we had repurchased 1,922,180 ADSs as part of the Company’s 24-month share repurchase program of up to US$10 million announced in February 2020, at a total cost of US$2,109,847 inclusive of transaction charges and related fees.

Balance Sheet and Cash Flow

As of December 31, 2021, the Company had RMB612.1 million in cash, cash equivalents and restricted cash, as compared to RMB657.2 million as of December 31, 2020.

Net cash used in operating activities during the fourth quarter of 2021 was RMB32.9 million, as compared to RMB18.7 million from the corresponding period in 2020. For the full year 2021, net cash used in operating activities was RMB30.8 million, as compared to RMB15.6 million for 2020. Those changes were primarily due to the change in working capital.

Net cash provided by investing activities during the fourth quarter of 2021 was RMB30.1 million, as compared to RMB10.0 million from the corresponding period in 2020, primarily due to the collection of short term loan. For the full year 2021, net cash used in investing activities was RMB9.9 million, as compared to RMB32.4 million for 2020, primarily due to the payment for investment.

Net cash used in financing activities during the fourth quarter of 2021 was RMB4.5 million, as compared to nil from the corresponding period in 2020. For the full year 2021, net cash used in financing activities was RMB4.5 million, as compared to RMB7.1 million for 2020, primarily due to the decrease of repurchase of shares.

UPDATE ON JUZHOU LAWSUIT

In June 2016, Juzhou Assets Management (Shanghai) Co., Ltd. (“Juzhou Assets”), one of the consolidated affiliated entities of the Company, established the Juzhou Intelligent Manufacturing 2018 Private Equity Investment Fund (the “Fund”). A substantial portion of the Fund had been misappropriated by the controlling person of an enterprise invested by the Fund. The controlling person, who is not a director, officer or employee of the Company, has been suspected of contract fraud. The investors of the Fund filed a series of lawsuits against Juzhou Assets and its parent Shanghai Jupai Investment Group Co., Ltd. (“Shanghai Jupai”) for their losses. Due to these lawsuits, the Company has made a RMB282.5 million provision in its financial statements. Juzhou Assets and Shanghai Jupai submitted a petition for retrial of one of these cases in September 2021 and the Shanghai High People’s Court rejected our petition for retrial in December 2021.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on March 29, 2022 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/1980099

A replay of the conference call may be accessed by phone at the following number until April 6, 2022:

U.S./International:	+1-855-452-5696 or +61-2-9003-4211
Mainland China:	400-820-9703
Hong Kong:	800-963-117
Singapore:	800-616-2305
Passcode:	1980099

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and loss on litigation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and loss on litigation, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and loss on litigation. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai's strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Investor Relations

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB or USD, as indicated)

	As of
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD[4]'000	USD[5]'000
Assets
Current assets:
Cash and cash equivalents	630,417	601,770	96,616	94,431
Restricted cash	26,819	10,329	4,110	1,621
Short-term investment	-	167	-	26
Accounts receivable	7	136	1	21
Other receivables	61,255	45,199	9,388	7,093
Amounts due from related parties	20,182	14,953	3,093	2,346
Other current assets	16,034	13,547	2,457	2,126
Total current assets	754,714	686,101	115,665	107,664
Long-term investments	218,950	202,819	33,556	31,827
Investment in affiliates	100,342	122,187	15,378	19,174
Amounts due from related parties — non-current	229,155	228,833	35,119	35,909
Property and equipment, net	17,094	14,616	2,620	2,293
Intangible assets, net	34,177	30,807	5,238	4,834
Other non-current assets	13,539	11,736	2,075	1,842
Right-of-use assets	39,119	28,357	5,995	4,450
Deferred tax assets	4,312	4,161	661	653
Total Assets	1,411,402	1,329,617	216,307	208,646
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	57,926	36,587	8,877	5,741
Income tax payable	85,592	85,449	13,118	13,409
Other tax payable	2,644	751	405	118
Amounts due to related parties — current	16,626	16,617	2,548	2,608
Deferred revenue from related parties	10,364	5,404	1,588	848
Deferred revenue	8,599	8,990	1,318	1,411
Other current liabilities	59,760	323,680	9,159	50,792
Total current liabilities	241,511	477,478	37,013	74,927
Deferred revenue — non-current from related parties	11,425	278	1,751	44
Deferred revenue — non-current	1,284	1,179	197	185
Operating Lease Liabilities — non-current	12,620	10,046	1,934	1,576
Total Liabilities	266,840	488,981	40,895	76,732
Equity	1,144,562	840,636	175,412	131,914
Total Liabilities and Total Shareholders' Equity	1,411,402	1,329,617	216,307	208,646

[4]

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.525 to US$1.00.

[5]

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.3726 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB or USD, as indicated, except for ADS data and per ADS data)

	Three months ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD[6]'000	USD[7]'000
Revenues
Third party revenues	41,379	38,675	6,342	6,069
Related party revenues	57,193	32,375	8,765	5,080
Total revenues	98,572	71,050	15,107	11,149
Taxes and surcharges	(565)	(636)	(87)	(99)
Net revenues	98,007	70,414	15,020	11,050
Operating costs and expenses:
Cost of revenues	(39,934)	(34,209)	(6,120)	(5,368)
Selling expenses	(18,069)	(31,107)	(2,769)	(4,882)
General and administrative expenses	(39,264)	(23,987)	(6,018)	(3,764)
Government subsidies	5,905	14	905	2
Total operating cost and expenses	(91,362)	(89,289)	(14,002)	(14,012)
Income (loss) from operations	6,645	(18,875)	1,018	(2,962)
Interest income	1,580	2,151	242	337
Investment income (loss)	(9,562)	246	(1,465)	39
Other income	1,079	988	165	155
Loss on litigation	-	(241,555)	-	(37,905)
Total other loss	(6,903)	(238,170)	(1,058)	(37,374)
Loss before taxes and loss from equity in affiliates	(258)	(257,045)	(40)	(40,336)
Income tax expense	(41)	(1,744)	(6)	(274)
Gain (loss) from equity in affiliates	881	(2,442)	135	(383)
Net income (loss)	582	(261,231)	89	(40,993)
Net loss attributable to non-controlling interests	1,405	20,891	215	3,278
Net income (loss) attributable to ordinary shareholders	1,987	(240,340)	304	(37,715)
Net income (loss) per ADS:
Basic	0.06	(7.30)	0.01	(1.15)
Diluted	0.06	(7.30)	0.01	(1.15)
Weighted average number of ADSs used in computation:
Basic	33,181,510	32,905,984	33,181,510	32,905,984
Diluted	33,181,510	32,905,984	33,181,510	32,905,984

[6]

The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and twelve months ended December 31, 2020 in this table and the following tables is based on the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.5250 to US$1.00.

[7]

The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and twelve months ended December 30, 2021 in this table and the following tables is based on the noon buying rate on December 31, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.3726 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB or USD, as indicated, except for ADS data and per ADS data)

	Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Revenues
Third party revenues	212,784	234,173	32,611	36,747
Related party revenues	177,025	126,400	27,130	19,835
Total revenues	389,809	360,573	59,741	56,582
Taxes and surcharges	(1,637)	(1,519)	(251)	(238)
Net revenues	388,172	359,054	59,490	56,344
Operating costs and expenses:
Cost of revenues	(205,635)	(156,114)	(31,515)	(24,498)
Selling expenses	(84,903)	(90,063)	(13,012)	(14,133)
General and administrative expenses	(153,651)	(119,450)	(23,548)	(18,744)
Government subsidies	21,591	5,397	3,309	847
Total operating cost and expenses	(422,598)	(360,230)	(64,766)	(56,528)
Loss from operations	(34,426)	(1,176)	(5,276)	(184)
Interest income	5,162	7,516	791	1,179
Investment loss	(7,333)	(12,261)	(1,124)	(1,924)
Other income (loss)	2,382	(33)	365	(5)
Loss on litigation	-	(282,450)	-	(44,323)
Total other income (loss)	211	(287,228)	32	(45,073)
Loss before taxes and loss from equity in affiliates	(34,215)	(288,404)	(5,244)	(45,257)
Income tax expense	(796)	(2,345)	(122)	(368)
Loss from equity in affiliates	(1,613)	(3,889)	(247)	(610)
Net loss	(36,624)	(294,638)	(5,613)	(46,235)
Net loss attributable to non-controlling interests	5,256	26,776	806	4,202
Net loss attributable to ordinary shareholders	(31,368)	(267,862)	(4,807)	(42,033)
Net loss per ADS:
Basic	(0.94)	(8.08)	(0.14)	(1.27)
Diluted	(0.94)	(8.08)	(0.14)	(1.27)
Weighted average number of ADSs used in computation:
Basic	33,405,213	33,142,369	33,405,213	33,142,369
Diluted	33,405,213	33,142,369	33,405,213	33,142,369

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB or USD, as indicated)

	Three months ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Net income (loss)	582	(261,231)	89	(40,993)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(9,984)	(3,549)	(1,530)	(557)
Other comprehensive loss	(9,984)	(3,549)	(1,530)	(557)
Comprehensive loss	(9,402)	(264,780)	(1,441)	(41,550)
Less: Comprehensive loss attributable to non-controlling interests	(1,321)	(20,860)	(202)	(3,273)
Comprehensive loss attributable to ordinary shareholders	(8,081)	(243,920)	(1,239)	(38,277)

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB or USD, as indicated)

	Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Net loss	(36,624)	(294,638)	(5,613)	(46,235)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(16,092)	(4,707)	(2,466)	(739)
Other comprehensive loss	(16,092)	(4,707)	(2,466)	(739)
Comprehensive loss	(52,716)	(299,345)	(8,079)	(46,974)
Less: Comprehensive loss attributable to non-controlling interests	(5,136)	(26,722)	(787)	(4,193)
Comprehensive loss attributable to ordinary shareholders	(47,580)	(272,623)	(7,292)	(42,781)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data, per ADS data and percentages)

	Three months ended
	December 31,	December 31,
	2020	2021
	RMB'000	RMB'000
Net margin attributable to ordinary shareholders	2.0%	-341.3%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	2.3%	-26.5%
Net income (loss) attributable to ordinary shareholders	1,987	(240,340)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended December 31, 2020 and 2021)	264	120
Adjustment for loss on litigation (net of tax effect of nil for both three months ended December 31, 2020 and 2021)	-	221,574
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	2,251	(18,646)
Net income (loss) attributable to ordinary shareholders per ADS, diluted	0.06	(7.30)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	0.07	(0.57)
Weighted average number of ADSs used in computation:
Diluted	33,181,510	32,905,984

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data, per ADS data and percentages)

	Twelve months ended
	December 31,	December 31,
	2020	2021
	RMB'000	RMB'000
Net margin attributable to ordinary shareholders	-8.1%	-74.6%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-7.2%	-2.2%
Net loss attributable to ordinary shareholders	(31,368)	(267,862)
Adjustment for share-based compensation (net of tax effect of nil for both twelve months ended December 31, 2020 and 2021)	3,594	645
Adjustment for loss on litigation (net of tax effect of nil for both twelve months ended December 31, 2020 and 2021)	-	259,221
Adjusted net loss attributable to ordinary shareholders (non-GAAP)	(27,774)	(7,996)
Net loss attributable to ordinary shareholders per ADS, diluted	(0.94)	(8.08)
Adjusted net loss attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(0.83)	(0.24)
Weighted average number of ADSs used in computation:
Diluted	33,405,213	33,142,369